UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Wayside Technology Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

946760105

(CUSIP Number)

SAMUEL A. KIDSTON

SHEPHERD KAPLAN KROCHUK, LLC

125 Summer Street, Floor 22

Boston, Massachusetts 02110

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 20, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 946760105

1	NAME OF REPORTING PERSON

Shepherd Kaplan Krochuk, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		261,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 946760105

1	NAME OF REPORTING PERSON

David Shepherd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		261,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 946760105

1	NAME OF REPORTING PERSON

David Kaplan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		261,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 946760105

1	NAME OF REPORTING PERSON

Timothy Krochuk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		261,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 946760105

1	NAME OF REPORTING PERSON

North & Webster SSG, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		261,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 946760105

1	NAME OF REPORTING PERSON

Samuel Kidston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		261,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 946760105

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends and restates the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 20, 2019, Simon F. Nynens delivered a letter to the Issuer nominating a slate of four highly-qualified director candidates, Kim J. McCauley, Delynn Copley, Dennis M. Crowley, III and Nilesh Shah as nominees (collectively, the “Nominees”) for election to the Issuer’s board of directors (the “Board”) at the Issuer’s 2020 annual meeting of stockholders. The Nominees have backgrounds spanning technology, operations, finance, human resources, consulting, strategic planning and governance. Mr. Nynens and the Reporting Persons selected the Nominees based on their demonstrated experience in the information technology, insurance, consulting, finance, securities, and executive training and leadership industries. The Nominees collectively possess decades of experience in senior leadership roles.

Kim J. McCauley, age 48, has been Chief Human Resource Officer of Narragansett Bay Insurance Company, a leading specialty underwriter of homeowners insurance products and services in states along the Eastern United States seaboard, since May 2012. Since February 2003, Ms. McCauley is also the Founder and President of A Missing Link, Inc., a Business and Human Capital Strategic Advisory firm. She has consulted with senior leadership teams in planning for, and executing, strategic events including ownership transitions and post-deal integration. She has developed strong partnerships for organizations such as Textron, Beacon Mutual Insurance Company, Welch’s, Staples, and Hasbro in the Executive Learning Development and Human Resources space. Ms. McCauley was Vice President of Human Resources at Boston Beer Company, Inc., a leading craft brewer, from December 1996 to April 2003. During her tenure at Boston Beer Company, Inc. she led the creation of the Signature Center for Performance and Learning to address performance gaps across the organization and to fill succession needs as identified by the CEO and board. Ms. McCauley earned a Bachelor of Arts in Business and Communications from University of Rhode Island and a Masters of Science from Lesley University. Ms. McCauley has also served on the Board of Directors of Big Sisters of Rhode Island and the American Heart Association Go Red campaign.  Mr. Nynens believes that Ms. McCauley’s significant management and boardroom experience will enable her to contribute meaningfully to the Board.

Delynn Copley, age 58, is the CEO and President of the Copley Group, a leadership development consultancy, where she has served since 1993.  Earlier in her career, Ms. Copley served as the Curriculum Director and Director of Publications at CareerTrack, Inc., a provider of professional and self-development seminars in Boulder Colorado, from 1984 to 1993. Prior to that, Ms. Copley worked in marketing at Precision Visuals, Inc., from 1982 to 1984. Ms. Copley holds a degree in Business Administration from the University of Colorado Leeds School of Business, as well as extensive facilitator training and certifications from the Enneagram Institute, the Hendricks Institute, Naropa University, and the Gottman Institute.  Mr. Nynens believes that Ms. Copley’s extensive business experience with private and public companies and the leadership field will enable her to provide effective and beneficial counsel to the Board.

8

CUSIP No. 946760105

Dennis Crowley, age 47, has served as a Partner at North & Webster SSG, LLC, a special situations investment vehicle, since November 2018. Previously, from September 2016 to May 2018, Mr. Crowley was Senior Vice President at Allied Universal, a leading provider of security services, where he was responsible for developing the Integrated Technology Platform. Mr. Crowley was a Founder of Apollo Security International, a security service provider, in 1990. During his tenure with Apollo, he served in various positions, including President and General Counsel. He led the sale of Apollo to Allied Universal in 2016. Mr. Crowley sits on the board of advisors for a number of technology start-up companies in the security space, including Asylon, Inc., Threatminder, Inc., and Ghost Robotics, Inc. Mr. Crowley earned a Bachelors of Science from the University of Massachusetts, a CSS from Harvard University Extension School and a JD, cum laude, from Suffolk University. He is a member of the Massachusetts Bar. Mr. Nynens believes that Mr. Crowley’s extensive executive experience makes him a strong candidate for the Board.

Nilesh “Nil” Shah, age 49, has served as the Chairman and Chief Executive Officer of Verance Corporation, a technology licensing and software development company in the media and entertainment industry, since 2006. Mr. Shah is also the Chairman of Praeses, LLC, an IT services company that provides software and services to federal, state and local governments, where he has served since 1999. Mr. Shah is a member of the Board of Directors at LP Network, Inc., a provider of loss prevention products and services to multi-location retailers. Mr. Shah has also served as a member of the Board of Directors of XplusOne, a marketing software and services company, and Interelate, a business/marketing services provider. Mr. Shah earned a B.S. from Yale University, a Masters of Business Administration from The Wharton School, University of Pennsylvania and earned a Charter as an Investment Analyst from the CFA Institute. Mr. Nynens believes that Mr. Shah’s significant board experience, coupled with his extensive financial and technology expertise, make him a highly qualified candidate for the Board.

Mr. Nynens and the Reporting Persons seek to engage in discussions with the Issuer’s management and Board regarding the Board’s composition, the Issuer’s financial position and other means to enhance shareholder value, including a sale of the Issuer.

9

CUSIP No. 946760105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2019

Shepherd Kaplan Krochuk, LLC

By:	/s/ Timothy Krochuk
	Name:	Timothy Krochuk
	Title:	Managing Member

/s/ David Shepherd
David Shepherd

/s/ David Kaplan
David Kaplan

/s/ Timothy Krochuk
Timothy Krochuk

North & Webster SSG, LLC

By:	/s/ Samuel Kidston
	Name:	Samuel Kidston
	Title:	Managing Member

/s/ Samuel Kidston
Samuel Kidston

10